Exhibit 99.1

Entry into 10b5-1 Purchase Plan

Alibaba Group Holding Limited (the “Company”) announced on August 12, 2015 a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years (the “Share Repurchase Program”).  The Company has entered into a purchase plan pursuant to Rule 10b5-1 under the Exchange Act of 1934 to implement the Share Repurchase Program.  In addition, Mr. Jack Ma, chairman of the Company, and Mr. Joe Tsai, executive vice chairman of the Company, have jointly entered into the Company’s Rule 10b5-1 plan as affiliated purchasers.